INTERACTIVE DATA CORPORATION
22 CROSBY DRIVE
BEDFORD, MASSACHUSETTS 01730

To our Stockholders:

You are cordially invited to attend the annual meeting of the stockholders of Interactive Data Corporation, a Delaware corporation, to be held at the Hotel Inter-Continental Barclay New York, 111 East 48th Street, New York, NY 10017, on May 21, 2003, at 10:00 a.m. New York City time.

At the annual meeting, you are being asked to elect 10 members to our board of directors, ratify the appointment of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending December 31, 2003 and vote on any other proposed matters. In addition, we will report to you on our progress during the past year and receive your questions and comments concerning our company.

After careful consideration, your board of directors unanimously approved the proposals noted above and described more fully in the proxy statement accompanying this letter. **YOUR BOARD OF DIRECTORS THEREFORE UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE THE PROPOSALS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT.**

Whether or not you plan to attend our annual meeting in person, we urge you to complete, date, sign and promptly return the enclosed proxy card in the enclosed postage pre-paid envelope to ensure that your shares will be represented at the annual meeting. Additionally, stockholders can vote their shares by using a toll-free telephone number or via the Internet. Instructions for using these services are set forth on the enclosed proxy card accompanying this letter. Your proxy is revocable and will not affect your right to vote in person if you decide to attend the meeting. **YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.**

The proxy statement accompanying this letter provides you with detailed information about the proposals described in the proxy statement. We encourage you to read the document carefully.

Thank you, and we look forward to seeing you at the annual meeting.

Sincerely,

Stuart Clark

STUART J. CLARK
President and Chief Executive Officer

Bedford, Massachusetts
April 16, 2003

INTERACTIVE DATA CORPORATION
22 CROSBY DRIVE
BEDFORD, MASSACHUSETTS 01730

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
MAY 21, 2003

To our Stockholders:

YOU ARE HEREBY NOTIFIED that the annual meeting of our stockholders will be held at the Hotel Inter-Continental Barclay New York, 111 East 48th Street, New York, NY 10017, on May 21, 2003, at 10:00 a.m. New York City time, for the following purposes:

- To elect a board of directors of 10 members, to serve until our next annual meeting and until their successors have been duly elected and qualified or upon their earlier death, resignation or removal.

- To consider and act upon a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending December 31, 2003.

- To transact any other business as may properly be brought before our annual meeting and any adjournment or postponement thereof.

The proposals listed above are described in the accompanying proxy statement which you are urged to read carefully and in its entirety.

Our board of directors has fixed the close of business on April 1, 2003 as the record date for the determination of the holders of common stock entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement thereof. For a period of 10 days prior to the meeting, a list of such stockholders will be available for review at our principal offices located at 22 Crosby Drive, Bedford, Massachusetts 01730 and at our offices at 100 William Street, 17th floor, New York, New York 10038 during normal business hours. A list of our stockholders will also be available at the meeting.

By Order of the Board of Directors

Andrea H. Loew

ANDREA H. LOEW
Corporate Secretary

Bedford, Massachusetts
April 16, 2003

YOUR VOTE IS IMPORTANT. TO VOTE YOUR SHARES, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE OR SUBMIT YOUR PROXY BY TELEPHONE OR VIA THE INTERNET. DO NOT SEND ANY STOCK CERTIFICATES WITH YOUR PROXY CARD.

TABLE OF CONTENTS

INTERACTIVE DATA CORPORATION

ANNUAL MEETING OF STOCKHOLDERS
MAY 21, 2003

PROXY STATEMENT

QUESTIONS AND ANSWERS

Q: When and where is the meeting?

A: The meeting will be held at the Hotel Inter-Continental Barclay New York, 111 East 48th Street, New York, NY 10017, on May 21, 2003, at 10:00 a.m. New York City time.

Q: Who can vote on the proposals presented in this proxy statement?

A: Holders of our common stock at the close of business on April 1, 2003, the record date relating to the meeting, may vote, with one vote per share.

Q: What vote is required?

A: Directors will be elected by a plurality of the votes cast. The proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending December 31, 2003 requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal.

Pearson DBC Holdings, Inc., a Delaware corporation and an indirect subsidiary of Pearson plc ("Pearson"), owns a total of 56,423,949 shares of our common stock, or 61.3% of the total number of shares of our common stock outstanding on the record date. Pearson DBC Holdings, Inc. has informed us that it intends to vote its shares in favor of the proposals set forth in this proxy statement. These votes will be sufficient to elect the nominees for director named herein and to ratify the appointment of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending December 31, 2003.

Q: What do I need to do now?

A: Read this proxy statement. Then, if you choose to vote by proxy, you can (i) complete the enclosed proxy card and indicate how you want your shares voted, or (ii) submit your proxy either via telephone or the Internet, the instructions for which are set forth on the proxy card. Using the telephone or the Internet eliminates the need to return the proxy card. We encourage you to sign and return the proxy card or submit your proxy via telephone or the Internet even if you currently expect to attend the meeting and vote in person. Mailing in the proxy card or submitting your proxy by telephone or the Internet now will not prevent you from later canceling or "revoking" your proxy right up to the taking of the vote at the meeting, and will ensure that your shares are voted if you later find you are unable to attend. If you sign and send in the proxy card and do not indicate how you want your shares voted, your proxy will be voted FOR the election of the nominees to our board of directors and FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending December 31, 2003.

Q: If my broker holds my shares in "street name," will my broker vote my shares for me?

A: You should follow the directions your broker provides in order to instruct your broker how you wish to vote. If your broker does not receive appropriate instructions from you, the broker may choose, in its discretion, how to vote your shares held in street name with respect to the election of nominees for director named herein and the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending December 31, 2003.

Q: Can I change my vote after I have mailed my signed proxy card?

A: Yes. You can change your vote at any time before your shares are voted at the annual meeting by delivering a signed notice of revocation to our corporate secretary, by delivering a later dated signed proxy card, by submitting a new proxy via telephone or the Internet or by attending the annual meeting and voting in person.

Q: Where can I find more information about Interactive Data Corporation?

A: We file reports and other information with the United States Securities and Exchange Commission ("SEC"). You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. The reports and information also are available through our website *(http://www.interactivedatacorp.com)* and at the Internet site the SEC maintains at http://www.sec.gov.

THE ANNUAL MEETING

General

We are furnishing this proxy statement to our stockholders in connection with the solicitation of proxies by our board of directors. Our board of directors will use the proxies at the annual meeting of our stockholders to be held on May 21, 2003 and at any adjournment or postponement thereof for the following purposes:

- To elect a board of directors of 10 members, to serve until our next annual meeting and until their successors have been duly elected and qualified or upon their earlier death, resignation or removal.

- To consider and act upon the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending December 31, 2003.

- To transact any other business as may properly be brought before our annual meeting and any adjournment or postponement thereof.

The proxy statement, notice of meeting and proxy card are first being mailed on or about April 16, 2003 to our stockholders eligible to vote at the meeting.

You should be aware that our common stock is now traded on the New York Stock Exchange under the trading symbol "IDC" and, as of December 10, 2002, is no longer traded on the Nasdaq National Market.

Date, Place and Time

The annual meeting of our stockholders will be held at the Hotel Inter-Continental Barclay New York, 111 East 48th Street, New York, NY 10017, on May 21, 2003, at 10:00 a.m. New York City time.

Record Date

Our board of directors fixed the close of business on April 1, 2003 as the record date for the annual meeting. Accordingly, only holders of our common stock of record at the close of business on April 1, 2003 are entitled to notice of, and to vote at, the annual meeting.

Stockholders Entitled to Vote

As of the close of business on April 1, 2003, there were 91,986,785 shares of our common stock outstanding. Each share of our common stock entitles the holder to one vote on each matter to properly come before the meeting. Pearson DBC Holdings, Inc., an indirect subsidiary of Pearson plc, held 56,423,949 shares of our common stock, or 61.3% of the total number of shares of our common stock outstanding on the record date.

Vote Required; Voting at the Meeting

Quorum

Representation of a majority of our shares of common stock outstanding on the record date, either in person or by proxy, will constitute a quorum for the meeting. Proxies received, even if marked with abstentions or if votes are not indicated, will be included in the calculation of the number of shares for a quorum.

Proposals and Vote Required for Approval

Proposal	Vote Required for Approval
Election of Directors.	Requires a plurality of the votes cast. For purposes of determining which nominees received a plurality, only those cast "For" a nominee are included, and any abstentions will not count in making that determination. Because brokers will have discretionary voting power on this matter, there will be no broker non-votes for this matter.
Ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending December 31, 2003.	Requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal. For purposes of determining the number of votes cast, those cast "For" or "Against" are included, and any abstentions will have the effect of a vote "Against" the proposal. Because brokers will have discretionary voting power on this matter, there will be no broker non-votes for this matter.

Approval

Pearson DBC Holdings, Inc., which as of the record date owned 61.3% of the outstanding shares of our common stock, has informed us that it intends to vote its shares in favor of the proposals set forth in this proxy statement. These votes will be sufficient to elect the nominees for director named herein and to ratify the appointment of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending December 31, 2003.

Voting of Proxies

All properly executed proxies, and all proxies properly submitted via telephone or the Internet, received before the vote at the annual meeting, and not revoked, will be voted in accordance with the instructions indicated on the proxies or indicated by telephone or Internet, as applicable. If no instructions are indicated on a returned proxy, such proxies will be voted FOR the election of the nominated slate of directors and FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending December 31, 2003. Abstentions do not affect the election of the directors but abstentions do have the effect of a vote "Against" the ratification of the independent auditors. There will be no broker non-votes for these matters, as they are considered to be routine.

Revocability of Proxies

A stockholder who has given a proxy solicited by our board of directors may revoke it by:

- delivering a signed notice of revocation to our corporate secretary;

- delivering a later dated signed proxy;

- submitting a new proxy via telephone or the Internet; or

- attending the annual meeting and voting in person.

Any written notice of revocation must be sent to Interactive Data Corporation, 22 Crosby Drive, Bedford, Massachusetts 01730, Attention: Corporate Secretary, so as to be delivered at or before the taking of the vote at the annual meeting. Attendance at the annual meeting will not, by itself, revoke a proxy.

Solicitation of Proxies

In addition to solicitation by mail, our directors, officers, and employees may solicit proxies from stockholders by telephone or in person. These persons will not receive additional compensation for soliciting proxies but may be reimbursed reasonable out-of-pocket expenses. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to our stockholders. We may reimburse these custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses. We will pay for all of the expenses of the annual meeting proxy solicitation.

ELECTION OF DIRECTORS

At our annual meeting, 10 directors are to be elected, each to hold office (subject to our by-laws) until the next annual meeting of our stockholders and until a respective successor has been elected and qualified or until the respective director's earlier death, resignation or removal. Stuart J. Clark, William T. Ethridge, John Fallon, Donald P. Greenberg, Stephen Hill, Alan J. Hirschfield, Philip J. Hoffman, Giles Spackman, Carl Spielvogel and Allan R. Tessler were elected to serve as directors at our last annual meeting. Following the resignations of Giles Spackman on November 5, 2002 and Stephen Hill on December 10, 2002, our board of directors appointed John C. Makinson and William B. Gauld to serve as directors, and selected Mr. Makinson to serve as our chairman. If any of the below named nominees should become unavailable for any reason, which management does not anticipate, the proxies will be voted for any substitute nominee or nominees who may be selected by the board of directors prior to or at the annual meeting or, if no substitute is selected by the board of directors prior to or at the annual meeting, for a motion to reduce the membership of the board to the number of nominees available. Each person nominated has consented to his nomination and has agreed to serve if elected, and we have no reason to believe that any nominee will be unable to serve.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the 10 nominees named below. Shares may not be voted cumulatively. Pursuant to our by-laws, the 10 candidates receiving the greatest number of votes will be elected as directors.

Nominees

Our nominees for director are as follows:

Stuart J. Clark (55) has been our president and chief executive officer, as well as a member of our board of directors, since February 2000, and has been employed in the financial information industry since 1968. Prior to his current position with us, he served as president of Interactive Data Corporation (as it existed prior to its merger with Data Broadcasting Corporation) since 1995. From 1993 to 1995, Mr. Clark was a director of UK-based Financial Times Information, with specific responsibility for the Market Data Division. Prior to 1993, Mr. Clark led the Market Data Division of Extel Financial Limited, which was acquired by Pearson's Financial Times Group in December 1993.

William T. Ethridge (51) has served as a member of our board of directors since October 2001. Mr. Ethridge is president of Pearson's Higher Education and Professional Publishing Group, a division of Pearson, a position he has held since January 1999. Mr. Ethridge is responsible for directing Pearson's higher education companies, including Prentice Hall, Addison Wesley, Allyn and Bacon and Pearson Custom Publishing. In professional publishing, Mr. Ethridge's responsibilities include oversight for the Pearson Technology Group, a company that consists of leading computer publishing imprints including Addison Wesley Professional, SAMS, QUE, New Riders, Cisco Press, Peachpit Press and Prentice Hall-PTR. Prior to his current position, Mr. Ethridge held several executive positions at Prentice Hall, including editorial director for Prentice Hall College and president of Prentice Hall College's science, technical and professional publishing divisions.

John Fallon (40) has served as a member of our board of directors since February 2000. Mr. Fallon is chief executive officer of Pearson Education, Europe, Middle East and Africa. He served as president of Pearson Inc., an indirect wholly owned subsidiary of Pearson, from January

2001 to April 2003, and served as communications director for Pearson from August 1997 to April 2003. Mr. Fallon is a member of Pearson's management board. Prior to serving as President of Pearson Inc., Mr. Fallon served as communications director for PowerGen plc, an international energy group.

William B. Gauld (49) has served as a member of our board of directors since December 2002. Since 2001, he has served as the chief information officer of Pearson. Prior to that he served as the chief information officer of Sony Electronics and from 1994 to 1999 he served as the chief information officer of Textron Inc. Prior to Textron, Mr. Gauld held various positions with the General Electric Company including Chief Information Officer of GE Industrial Systems.

Donald P. Greenberg (69) has served as a member of our board of directors since 1996. Dr. Greenberg has been a professor at Cornell University, Ithaca, New York, for the past 35 years. He is the Jacob Gould Sherman professor of computer graphics and the director of the computer graphics program at Cornell University. In 1987, Dr. Greenberg received the ACM SIGGRAPH Steven A. Coons award for outstanding creative contributions to computer graphics and in 1991 was named a member of the National Academy of Engineering. He is the founding director of the National Science Foundation's Science and Technology Center for Computer Graphics and Scientific Visualization. Dr. Greenberg currently serves on the board of directors of Chyron Corporation, a designer and manufacturer of digital equipment for the broadcast industry. He is also a member of the Technical Advisory Board of Intel Corporation Research Laboratory.

Alan J. Hirschfield (67) is a private investor and has served as a member of our board of directors since 1992. Mr. Hirschfield served as co-chairman of our board of directors from June 1992 until February 2000 and served as our co-chief executive officer from June 1992 to November 1999. Prior to becoming our co-chief executive officer, Mr. Hirschfield served as a managing director of Schroder Wertheim & Co. Inc. and as a consultant to the entertainment and media industry. He formerly served as chief executive officer of Twentieth Century Fox Film Corp. and Columbia Pictures Inc. from 1980 to 1985 and 1973 to 1978, respectively. Mr. Hirschfield currently serves on the boards of J Net Enterprises, Inc., a technology holding company, Cantel Medical Corp., a distributor of medical and scientific equipment, Carmike Cinemas, Inc., a motion picture exhibitor and movie theatre operator, and WilTel Communications Group, Inc., a network and broadband media services company.

Philip J. Hoffman (44) is Pearson's executive vice president and director of corporate finance and has served as a member of our board of directors since February 2000. From May 2000 to December 2001, Mr. Hoffman was chief executive officer of Learning Network Inc., Pearson's Internet based education business. From January 1999 through December 2000, Mr. Hoffman was president of Pearson Inc. From January 1997 to December 1998, Mr. Hoffman was executive vice president and chief financial and administrative officer for Pearson's Penguin Group. Prior thereto, Mr. Hoffman held various executive positions at Pearson Inc. Mr. Hoffman also serves on the board of MarketWatch.com, Inc.

John C. Makinson (48) was appointed a director and chairman of our board in December 2002. He has served as chief executive officer of The Penguin Group since July 2002 and chairman since 2001. He currently serves as a director of Pearson. From 1996 to 2002, he served as chief financial officer of Pearson. He is on the board of directors of MarketWatch.com, Inc. and is a director and co-chairman of the International Rescue Committee (UK). Mr. Makinson also serves on the board of directors for George Weston Limited, a food processing and distribution company headquartered in Toronto, Canada, as well as Recoletos Grupo de Comunicacion, SA, a media company headquartered in Madrid, Spain.

Carl Spielvogel (74) is chairman and chief executive officer of Carl Spielvogel Associates, Inc., an international investment and management company. Mr. Spielvogel has been a member of our board of directors since February 1996 with a brief hiatus from August 2000 to April 2001, during which time he served as the United States Ambassador to the Slovak Republic. Mr. Spielvogel served as chairman and chief executive officer of the United Auto Group, Inc., a publicly owned automobile dealership group, until April 1997, after which time he served as a consultant to such company until December 2000. Mr. Spielvogel was chairman and chief executive officer of Backer Spielvogel Bates Worldwide, Inc., one of the world's largest advertising and marketing communications companies, from July 1987 until January 1994. Mr. Spielvogel currently serves on the board of Barneys New York, Inc., a leading upscale retailer of men's, women's and children's apparel and accessories, and Hasbro, Inc., a worldwide leader in the design, manufacture and marketing of toys, games, interactive software, puzzles and infant products.

Allan R. Tessler (66) has served as a member of our board of directors since 1992. Mr. Tessler served as co-chairman of our board of directors from June 1992 until February 2000 and served as our co-chief executive officer from June 1992 until November 1999. He has been chairman of the board and chief executive officer of International Financial Group, Inc., an international merchant banking firm, since 1987. He was also chairman of the board of Enhance Financial Services Group Inc., a municipal bond reinsurer, until February 2001. He is also chairman of the board and chief executive officer of J Net Enterprises, Inc., a technology holding company, and chairman of the board of InterWorld Corporation, a provider of sell-side e-commerce software. From 1989 to 1996, he was chairman of the board of Great Dane Holdings, Inc., a diversified holding company. Since January 1997, Mr. Tessler has also served as chairman of Checking Holdings Corp. IV, a private holding company. From December 1991 through September 1993, Mr. Tessler was chairman of the board and chief executive officer of Ameriscribe, Inc., a national provider of facilities management services. Mr. Tessler also serves on the board of The Limited, Inc., a specialty retailer, where he chairs the Finance Committee and Nominating and Corporate Governance Committee.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS YOU VOTE <u>FOR</u> THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

The shares represented by returned proxy cards will be voted FOR election of these nominees unless an instruction to the contrary is indicated on the proxy card.

Board Committees and Meetings

During the fiscal year ended December 31, 2002, our board of directors held ten meetings and took three actions by written consent. Our board of directors has an audit committee, a compensation committee and an independent committee. Our board of directors does not have a nominating committee; such matters are discussed by our board as a whole. Other than Mr. Hoffman, each of the current directors attended, in the aggregate, 75% or more of the meetings of the board of directors and of the committees of the board of directors on which they served during the fiscal year ended December 31, 2002.

The audit committee currently consists of Messrs. Greenberg, Spielvogel and Tessler with Mr. Tessler as its chairman. Pursuant to the rules of the New York Stock Exchange, the audit committee is required to consist of at least three independent directors. Each of Messrs. Greenberg, Spielvogel and Tessler are independent directors under the applicable NYSE rules.

The audit committee functions pursuant to a written charter which is attached hereto as Appendix A. At least annually, the audit committee charter is reviewed and its adequacy reassessed. The audit committee is currently charged with, among other things, recommending to the board of directors the engagement or discharge of the independent auditor, reviewing the plan and results of the auditing engagement with our officers and independent auditor, reviewing with our officers the scope and nature of our internal accounting controls and reporting to the board of directors on the audit committee's activities, conclusions and recommendations, including a recommendation as to whether our audited financial statements should be included in our Annual Report on Form 10-K. During 2002, the audit committee met on eight occasions.

The compensation committee currently consists of Messrs. Greenberg, Hoffman and Makinson, with Mr. Makinson as its chairman. The committee may take any and all actions that may be taken by our board of directors to review and approve executive and senior management compensation. During 2002, the compensation committee met on five occasions and acted by written consent once.

The independent committee currently consists of Messrs. Greenberg, Hirschfield and Tessler, with Mr. Tessler as its chairman. The committee is delegated all authority of our board of directors to consider and approve on our behalf transactions and agreements between us and Pearson or any of Pearson's affiliates. During 2002, the independent committee met once.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of March 1, 2003, certain information known to us regarding the shares of our common stock, as well as the ordinary shares of our majority shareholder's parent company, Pearson plc, beneficially owned by (i) each of our directors and director nominees, (ii) our chief executive officer and the other executive officers named in the summary compensation table on page 10 of this proxy statement and (iii) all of our current directors, nominees for director and executive officers as a group. In addition, the following table sets forth the beneficial ownership of common stock as of March 1, 2003, with respect to each person who was known by us to own beneficially more than 5% of the outstanding shares of our common stock.

Directors and Executive Officers	Interactive Data Corporation (1)		Pearson plc	
	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Stuart J. Clark(2)	401,946	*	112,878	*
Steven G. Crane(3)	210,449	*	0	—
Raymond L. D'Arcy(4)	131,449	*	52,736	*
William T. Ethridge(5)	0	—	210,293	*
John Fallon(6)	0	—	199,789	*
William B. Gauld(7)	0	—	139,494	*
Donald P. Greenberg(8)	70,000	*	0	—
Alan J. Hirschfield(9)	1,440,345	1.57%	0	—
Philip J. Hoffman(10)	0	—	165,386	*
John King(11)	133,949	*	80,334	*
Andrea H. Loew(12)	63,949	*	11,395	*
John C. Makinson(13)	1,000	*	487,158	*
Carl Spielvogel(14)	125,000	*	0	—
Allan R. Tessler(15)	1,222,059	1.33%	0	—
All current directors, nominees and executive officers as a group (14 persons)	3,800,146	4.10%	1,459,463	*
Five Percent Stockholders				
Pearson DBC Holdings, Inc. (16)	56,423,949	61.38%	N/A	N/A

* Less than 1%.

(1) The table is based upon information supplied by our officers, directors, director nominees and principal stockholders and information set forth on any statements filed with the SEC pursuant to Sections 13(d) or 13(g) of the Securities Exchange Act of 1934. Unless otherwise indicated in these footnotes and subject to the community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect the shares shown as beneficially owned.

(2) Mr. Clark is our Chief Executive Officer, President, and a member of our board of directors. With respect to Interactive Data shares, includes 335,997 shares that Mr. Clark has the right to acquire pursuant to currently exercisable options or options that

may be exercised within 60 days of March 1, 2003. With respect to Pearson shares, includes 94,727 shares that Mr. Clark has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003.

(3) Mr. Crane is our Executive Vice President and Chief Financial Officer. Includes 197,500 shares of Interactive Data that Mr. Crane has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003.

(4) Mr. D'Arcy is the President of Data Delivery Products for our FT Interactive Data Corporation division. With respect to Interactive Data shares, includes 125,000 shares that Mr. D'Arcy has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003. With respect to Pearson shares, includes 41,942 shares that Mr. D'Arcy has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003.

(5) Mr. Ethridge is a member of our board of directors. Includes 191,840 shares of Pearson that Mr. Ethridge has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003.

(6) Mr. Fallon is a member of our board of directors. Includes 187,737 shares of Pearson that Mr. Fallon has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003.

(7) Mr. Gauld is a member of our board of directors. Includes 119,340 shares of Pearson that Mr. Gauld has the right to acquire pursuant to currently exercisable options or options that may become exercisable within 60 days of March 1, 2003.

(8) Mr. Greenberg is a member of our board of directors. Consists of 70,000 shares of Interactive Data that Mr. Greenberg has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003.

(9) Mr. Hirschfield is a member of our board of directors. Includes 1,138,145 shares of Interactive Data held of record by the Alan J. Hirschfield Living Trust. Mr. Hirschfield disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Includes 35,000 shares of Interactive Data that Mr. Hirschfield has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003.

(10) Mr. Hoffman is a member of our board of directors. Includes 147,432 shares of Pearson that Mr. Hoffman has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003.

(11) Mr. King is the Chief Operating Officer of our FT Interactive Data Corporation division. With respect to Interactive Data shares, includes 125,000 shares that Mr. King has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003. With respect to Pearson shares, includes 70,625 shares that Mr. King has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003.

(12) Ms. Loew is our Vice President, General Counsel and Corporate Secretary. With respect to Interactive Data shares, includes 62,500 shares that Ms. Loew has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003. With respect to Pearson shares, includes 10,879 shares that Ms. Loew has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003.

(13) Mr. Makinson is Chairman of our board of directors. Includes 425,031 shares of Pearson Mr. Makinson has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003.

(14) Mr. Spielvogel is a member of our board of directors. Includes 55,000 shares of Interactive Data that Mr. Spielvogel has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003.

(15) Mr. Tessler is a member of our board of directors. Includes 642,059 shares of Interactive Data held of record by ART/FGT Family Partners Ltd. and 545,000 shares of Interactive Data held of record by Tessler Family Limited Partnership. Mr. Tessler disclaims ownership of such shares except to the extent of his pecuniary interest therein. Includes 35,000 shares of Interactive Data that Mr. Tessler has the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 1, 2003.

(16) The address of Pearson DBC Holdings, Inc. is c/o Pearson Inc., 1330 Avenue of the Americas, New York, New York 10014.

Executive Compensation

The following table sets forth certain summary information concerning compensation paid or accrued to or on behalf of our chief executive officer and the four other most highly compensated executive officers through the end of the fiscal year ended December 31, 2002. Our fiscal year was changed in March 2000 from a July 1 – June 30 fiscal year to a January 1 – December 31 fiscal year. Information for 2000 is presented for the calendar year.

Summary Compensation Table

| | | Annual Compensation | | | Long Term Compensation Awards | |
| | | | | | Securities Underlying | All Other |
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Options	Compensation
Stuart J. Clark(1)	2002	$462,500	$369,444	$ 30,318(2)	150,000	$ 44,458(3)
Chief Executive Officer	2001	$405,000	$300,150	$ 91,489(4)	500,000	$ 1,802(5)
and President	2000	$250,000	$216,908	$190,714(6)	36,254	$ 1,294(7)
Steven G. Crane	2002	$332,500	$217,600	—	45,000	$ 26,033(8)
Chief Financial Officer and	2001	$312,000	$216,775	—	60,000	$ 17,748(9)
Executive Vice President	2000	$300,000	$144,600	—	60,000	$230,714(10)
Raymond L. D'Arcy(11)	2002	$275,000	$160,417	$ 20,981(12)	50,000	$ 30,516(13)
President, Data Delivery Products	2001	$260,000	$173,420	$ 14,930(12)	200,000	$ 13,684(14)
FT Interactive Data	2000	$183,333	$127,380	—	—	$ 14,639(15)
John L. King(16)	2002	$300,000	$175,000	—	50,000	$ 35,013(13)
Chief Operating Officer	2001	$285,000	$190,095	—	200,000	$ 6,889(17)
FT Interactive Data	2000	$208,333	$120,500	$ 39,234(18)	—	$ 3,940(19)
Andrea H. Loew(20)	2002	$200,000	$ 99,333	—	25,000	$ 19,936(21)
Vice President, General Counsel	2001	$184,167	$106,800	—	100,000	$ 13,761(14)
and Corporate Secretary	2000	$149,084	$104,220	—	—	$ 4,746(22)

(1) Mr. Clark was appointed our President and Chief Executive Officer on February 29, 2000.

(2) Mr. Clark's other annual compensation for 2002 consisted of participation in a sales incentive trip, a tax gross-up, and a car allowance.

(3) Mr. Clark's other compensation for 2002 consisted matching contributions to our 401(k) plan, deferred compensation held in a rabbi trust arrangement set up by Pearson, and group term life insurance premiums. In addition Mr. Clark received an award under the Pearson plc Long Term Incentive Plan consisting of a grant of 836 restricted ordinary shares with an aggregate value of $8,886 on the date of grant. Such shares are subject to restrictions that may lapse if the price of Pearson ordinary shares changes during the restricted period as specified in the plan.

(4) Mr. Clark's other annual compensation for 2001 consisted of housing allowance, participation in a sales incentive trip, car allowance, and a tax gross-up.

(5) Mr. Clark's other compensation for 2001 consisted of the value of ordinary shares of Pearson received under the Pearson plc Worldwide Save for Shares Plan, a save as you earn plan under which shares are issued based on the amount saved by the individual and the change in price of Pearson ordinary shares during the specified savings period, and group term life insurance premiums.

(6) Mr. Clark's other annual compensation for 2000 consisted of housing allowance, car allowance, participation in a sales incentive trip, tuition reimbursement, and a tax gross-up.

(7) Mr. Clark's other compensation for 2000 consisted of group term life insurance premiums. In addition, in 2000 Mr. Clark received awards under the Pearson Reward Plan consisting of a grant of options to purchase a total of 15,375 ordinary shares of Pearson with exercise prices ranging from £23.028 to £32.243 per share, and a grant of 3,127 ordinary shares of Pearson. Mr. Clark also participated in the Pearson Annual Bonus Share Matching Plan, purchasing 1,571 ordinary shares of Pearson in 2000 (relating to a 1999 bonus prior to appointment with us), which may become eligible for a match subject to the terms of the plan.

(8) Mr. Crane's other compensation for 2002 consisted of matching contributions to our 401(k) plan, deferred compensation held in a rabbi trust arrangement set up by Pearson, and group term life insurance premiums.

(9) Mr. Crane's other compensation for 2001 consisted of matching contributions to our 401(k) plan and deferred compensation held in a rabbi trust arrangement set up by Pearson, and group term life insurance premiums.

(10) Mr. Crane's other compensation for 2000 consisted of matching contributions to our 401(k) plan, relocation costs and group term life insurance premiums. In addition, in 2000 we entered into a $212,000 bridge loan agreement with Mr. Crane to facilitate the purchase of his principal residence. This loan was been repaid in full as of December 31, 2000.

(11) On February 29, 2000, as a result of the merger between Data Broadcasting Corporation and Interactive Data Corporation (now known as FT Interactive Data Corporation), the division for which Mr. D'Arcy is President, Data Delivery Products, became a part of our company.

(12) Mr. D'Arcy's other annual compensation for 2002 and 2001 consisted of participation in a sales incentive trip and a tax gross-up.

(13) Mr. D'Arcy's and Mr. King's other compensation for 2002 consisted of matching contributions to our 401(k) plan, deferred compensation held in a rabbi trust arrangement set up by Pearson, and group term life insurance premiums. In addition, Mr. D'Arcy received an award under the Pearson plc Long Term Incentive Plan consisting of a grant of 444 restricted ordinary shares with an aggregate value of $4,720 on the date of grant and Mr. King received an award under the Pearson plc Long Term Incentive Plan consisting of a grant of 673 restricted ordinary shares with an aggregate value of $7,154 on the date of grant. Such shares are subject to restrictions that may lapse if the price of Pearson ordinary shares changes during the restricted period as specified in the plan.

(14) Mr. D'Arcy's and Ms. Loew's other compensation for 2001 consisted of matching contributions to our 401(k) plan, deferred compensation held in a rabbi trust arrangement set up by Pearson, group term life insurance premiums, and the value of ordinary shares of Pearson received under the Pearson plc Worldwide Save for Shares Plan.

(15) Mr. D'Arcy's other compensation for 2000 consisted of the value of ordinary shares of Pearson received under the Pearson plc Worldwide Save for Shares Plan, and group term life insurance premiums. In addition, in 2000 Mr. D'Arcy received awards under the Pearson Reward Plan consisting of a grant of options to purchase a total of 3,821 ordinary shares of Pearson with exercise prices ranging from £23.028 to £32.243 per share, and a grant of 3,821 ordinary shares of Pearson. Mr. D'Arcy also participated in the Pearson Annual Bonus Share Matching Plan, purchasing 982 ordinary shares of Pearson in 2000 (relating to a 1999 bonus prior to appointment with us) and 1,458 ordinary shares of Pearson in 2001 (relating to a 2000 bonus), which may become eligible for a match subject to the terms of the plan.

(16) On February 29, 2000, as a result of the merger between Data Broadcasting Corporation and Interactive Data Corporation (now known as FT Interactive Data Corporation), the division for which Mr. King is Chief Operating Officer, became a part of our company.

(17) Mr. King's other compensation for 2001 consisted of matching contributions to our 401(k) plan, group term life insurance premiums and the value of ordinary shares of Pearson received under the Pearson plc Worldwide Save for Shares Plan.

(18) Mr. King's other annual compensation for 2000 consisted of vacation pay buyout and a tax gross-up.

(19) Mr. King's other compensation for 2000 consisted of matching contributions to our 401(k) plan and group term life insurance premiums. In addition, in 2000 Mr. King received awards under the Pearson Reward Plan consisting of a grant of options to purchase a total of 21,354 ordinary shares of Pearson with exercise prices ranging from £23.028 to £32.243 per share, and a grant of 4,342 ordinary shares of Pearson. Mr. King also participated in the Pearson Annual Bonus Share Matching Plan, purchasing 1,003 ordinary shares of Pearson in 2000 (relating to a 1999 bonus prior to appointment with us) and 1,757 ordinary shares of Pearson in 2001 (relating to a 2000 bonus) that may become eligible for a match subject to the terms of the plan.

(20) Ms. Loew was appointed our General Counsel, Vice President and Corporate Secretary on February 29, 2000.

(21) Ms. Loew's other compensation for 2002 consisted of matching contributions to our 401(k) plan, deferred compensation held in a rabbi trust arrangement set up by Pearson, group term life insurance premiums and the value of ordinary shares of Pearson received under the Pearson plc Worldwide Save for Shares Plan.

(22) Ms. Loew's other compensation for 2000 consisted of matching contributions to our 401(k) plan and group term life insurance premiums. In addition, in 2000 under The Pearson 1998 US Executive Share Option Plan, Ms. Loew received a grant of an option to purchase 4,479 ordinary shares of Pearson with an exercise price of £22.332 per share.

Pearson Plans

As described in the foregoing footnotes, certain of our named executive officers participated in benefit programs offered by Pearson. The Pearson Reward Plan has two elements: grants of Pearson premium priced options and grants of shares of Pearson ordinary shares. Under the plan, options granted become exercisable only if the price per ordinary share of Pearson reaches prescribed levels measured at three tiers over periods of between three and seven years from the date of grant. In addition, options granted under this plan may be exercised only following an increase in Pearson's adjusted earnings per share of at least 3% per annum over a three-year period. Shares are granted under the plan only if the three-year cumulative growth in Pearson's free cash flow (defined as operating cash flow less tax liabilities on operating activities and interest paid) is above certain prescribed levels. No awards to our executive officers were made after 2000 under this plan.

Under the Pearson 1998 US Executive Share Option Plan, Pearson grants options to more employees than those covered by the Pearson Reward Plan. Options granted under this plan may be exercised only following an increase in Pearson's adjusted earnings per share of at least 3% per annum over a three-year period. No awards to our executive officers were made after 2000 under this plan.

Under the Pearson Annual Bonus Share Matching Plan, eligible employees are allowed to take up to 50% of any after-tax annual bonus in the form of shares of Pearson common stock which, if held, and Pearson's adjusted earnings per share increases by at least 3% per annum, will be matched on a gross basis of one share for every two held after three years and another one share for every two originally held (i.e., a total of one-for-one) after five years. Our executive officers have not participated in this plan for bonuses earned after 2000.

Option Grants in Last Fiscal Year

The following table provides information concerning grants of stock options under our 2000 Long Term Incentive Plan for the named executive officers for the fiscal year ended December 31, 2002. We did not grant any stock appreciation rights during the fiscal year ended December 31, 2002.

| | Individual Grants(1) | | | | |
Name	Number of Shares of Common Stock Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($ Per Share)	Expiration Date	Grant Date Present Value (2)
Stuart J. Clark	150,000	5.86%	$16.15	6/11/12	$1,428,840
Steven G. Crane	45,000	1.76%	$16.15	6/11/12	$ 428,652
Raymond L. D'Arcy	50,000	1.95%	$16.15	6/11/12	$ 476,280
John L. King	50,000	1.95%	$16.15	6/11/12	$ 476,280
Andrea H. Loew	25,000	.98%	$16.15	6/11/12	$ 238,140

(1) Options vest according to the following schedule: 25% of the option shares vest on the first anniversary of the grant date and the remaining 75% of the options shares vest in 6.25% quarterly increments, with full vesting occurring on the fourth anniversary of the grant date. Any unvested shares vest and become exercisable immediately upon termination of employment within one year following a change in control (as defined in the option agreements) of the company (excluding termination for cause or voluntary resignation).

(2) "Grant Date Present Value" has been calculated using the Black-Scholes pricing model, a widely recognized method of determining the present value of options. The actual value, if any, an executive officer may realize will depend on the extent to which the conditions to exercisability of the option are satisfied and the excess of the stock price over the exercise price on the date the option is exercised. It is highly unlikely that the value realized by the above employees will be consistent with the value estimated by Black-Scholes model. The estimated values under that model are based on assumptions regarding interest rates, stock price volatility and future dividend yield. The model is used for valuing market traded options and is not directly applicable to valuing stock options granted under the 2000 Long Term Incentive Plan which cannot be transferred.

All options reported above were awarded under our 2000 Long Term Incentive Plan. Pursuant to the terms of the plan, the exercise price per share for all options is determined by the committee authorizing such award or our board of directors. Stock option exercise prices were equal to the fair market value (as defined in the 2000 Long Term Incentive Plan) of our common stock on the date of grant.

Aggregated Option Exercises In Last Fiscal Year And FY-End Option Values

The following table provides information concerning the exercise of stock options during the fiscal year ended December 31, 2002 and unexercised stock options held as of December 31, 2002 by the named executive officers. None of the below named executive officers exercised any options during the fiscal year ended December 31, 2002.

Name	Number of Shares of Common Stock Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Stuart J. Clark	333,311	352,943	$1,764,142	$1,089,349
Steven G. Crane	197,500	87,500	$1,302,025	$ 326,375
Raymond L. D'Arcy	125,000	125,000	$ 618,750	$ 317,250
John L. King	125,000	125,000	$ 618,750	$ 317,250
Andrea H. Loew	62,500	62,500	$ 309,375	$ 185,625

(1) These amounts represent the difference between the exercise price of the stock options and the closing price of our common stock on December 31, 2002 for all in-the-money options held by the named executive. The in-the-money stock option exercise prices range from $3.00 to $16.15.

Compensation of Directors

For fiscal year 2002, Messrs. Greenberg, Hirschfield, Spielvogel and Tessler, as non-employee directors, received fees of $6,250 for each quarter served as director as well as reimbursement for travel and other expenses. Additionally, Mr. Tessler received aggregate fees of $6,000 for his service as chairman of each of the audit committee and the independent committee. All other directors, who either are our employees or are affiliated with Pearson, did not receive compensation for service on our board of directors during fiscal year 2002. In addition, in March 2002, Messrs. Greenberg, Hirschfield, Spielvogel and Tessler were each granted fully vested stock options to acquire 12,500 shares of our common stock with an exercise price of $17.89 and in February 2003, Messrs. Greenberg, Hirschfield, Spielvogel and Tessler were each granted fully vested stock options to acquire 12,500 of our common stock with an exercise price of $13.23, in each case, for service on our board of directors and committees during fiscal years 2001 and 2002, respectively, all in accordance with the terms of our 2000 Long Term Incentive Plan.

Employment Contracts, Termination of Employment and Change of Control Arrangements

We entered into an employment agreement with Mr. Crane, our chief financial officer, on October 15, 1999. The term of his agreement commenced on November 29, 1999 and continues until June 30, 2003. The agreement provided a minimum base salary of $300,000 from the commencement date through June 2001 and $325,000 from July 2001 through the end of the agreement. Mr. Crane is also entitled to receive a performance based bonus of up to 100% of his base salary subject to the discretion of the compensation committee of our board of directors. Mr. Crane is prohibited from competing with us during the entire term of the agreement and for two years after its termination. In the event of certain involuntary terminations (i) Mr. Crane will receive a lump sum payment equal to 150% of his base salary for a period of the greater of one year or the balance of his employment term and (ii) the period under which Mr. Crane is subject to a covenant not to compete with us will be reduced to one year. In the event of a termination of Mr. Crane in connection with a change of control, all of Mr. Crane's issued but unvested options will vest immediately.

We currently have no other compensation plan or arrangement with respect to any of the executive officers named on the Summary Compensation Table, which is or will be triggered by the resignation, retirement, or other termination of such individual's employment with us or by a change in our control or a change in the individual's responsibilities following a change in control, except options granted under our 2000 Long Term Incentive Plan. See "— Executive Compensation — Option Grants in Last Fiscal Year."

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and any person who owns more than 10% of a registered class of our equity securities, to file with the SEC, initial reports of ownership and reports of changes in ownership of common stock and our other equity securities. Based upon the information supplied to us by such persons, we are required to report any known failure to file these reports within the period specified by the instructions to the reporting forms. To our knowledge, based upon a review of the Section 16(a) reports furnished to us and the written representations of officers and directors, all these filing requirements were satisfied by our directors and executive officers for the fiscal year ended December 31, 2002.

Compensation Committee Interlocks and Insider Participation

Until December 10, 2002, the compensation committee consisted of Messrs. Greenberg, Hoffman, and our former director Mr. Stephen Hill, with Mr. Hill serving as chairman. On December 10, 2002, Mr. Makinson replaced Mr. Hill as a member and as chairman of the compensation committee. Messrs. Hoffman and Makinson are employees of Pearson. No member of the compensation committee was an employee of our company or any of our subsidiaries.

Compensation Committee Report on Executive Compensation

The compensation committee has provided the following report to our stockholders:

The compensation committee is responsible for establishing and administrating our executive and senior management compensation policies and equity incentive plans.

Compensation Policies and Procedures for Executive Officers

The compensation committee seeks to set compensation at levels and through arrangements that will attract and retain qualified executive managerial talent. The compensation committee ties the compensation to both the individual's and our company's performance by rewarding employees for past contributions, and by setting goals that encourage managerial efforts consistent with corporate growth, strategic progress and the creation of stockholder value. After consultation with outside compensation consultants, the compensation committee has concluded that a mix of salary, performance-based incentive bonus and stock options will achieve those objectives.

Generally, base salaries for executive officers are reviewed annually. Calendar year 2002 salary increases were based upon a review of compensation levels for comparable executive positions using data assembled and analyzed by outside compensation consultants. In assessing compensation levels for individual executive officers, consideration was given to the executive's relative and absolute performance, experience and scope of responsibilities. This assessment was not subject to specific weightings or formulas and gave consideration to the executive's level of compensation relative to survey data provided by the consultants as well as the overall salary budget established by our company. Mr. Crane's minimum base salary for the 2002 fiscal year was set by the terms of his employment agreement.

In addition to base salary, executive officers are eligible to participate in our company's Key Manager Bonus Plan. This plan provides the executive officers with the opportunity to receive an incentive bonus equal to a percentage of their base salary. The executive officers earn such incentive pay if our company achieves specified financial targets along with individual performance objectives, subject to the review and evaluation of the compensation committee.

Under our 2000 Long Term Incentive Plan, the compensation committee may grant stock option awards. Options tie a portion of compensation directly to our company's stock performance. Option grant levels take into consideration various surveys conducted by our outside compensation consultants, prevailing labor market practices and an employee's individual position and ability to impact corporate financial performance.

Basis for the Compensation of the Chief Executive Officer

The compensation for Mr. Clark for the 2002 fiscal year was set at a level consistent with other chief executives of companies in similar businesses using data compiled and analyzed by our outside compensation consultants. Mr. Clark's bonus arrangement provided for a payment based upon our company's attainment of certain financial targets and Mr. Clark's individual performance. If performance targets were not attained, no bonus would be payable; if targets were exceeded an additional amount could be awarded. In addition, Mr. Clark was granted options to purchase shares of our company's common stock. A portion of the stock options granted under the 2000 Long Term Incentive Plan will deliver value to Mr. Clark in direct proportion to our company's stock price appreciation. No specific formula or weighting was used to determine the distribution of compensation between base salary, bonus and long term incentives.

Respectfully submitted,

COMPENSATION COMMITTEE

John C. Makinson, Chairman
Philip J. Hoffman
Donald P. Greenberg

15

Report of the Audit Committee of the Board of Directors

The audit committee, which consists entirely of directors who meet the independence and experience requirements of the New York Stock Exchange, has provided the following report to our stockholders:

The audit committee assists the board of directors in overseeing and monitoring the integrity of our financial reporting process, compliance with legal and regulatory requirements and the quality of internal and external audit processes. The audit committee operates under a written charter which sets forth the audit committee's role and responsibilities and which is included as Appendix A to the proxy statement.

Management is responsible for the company's financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The company's independent auditor is responsible for auditing those financial statements and expressing an opinion on the conformity of the company's audited financial statements in accordance with accounting principles generally accepted in the United States of America. The audit committee's responsibility is to monitor and review these processes.

The audit committee has reviewed and discussed with the independent auditor and management the plan and results of the auditing engagement and the audited financial statements. The audit committee has reviewed with management the scope and nature of the company's internal auditing controls and has discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, Communication With Audit Committees. In addition, the audit committee has received from the independent auditor the written disclosures required by Independence Standards Board No. 1, Independence Discussions With Audit Committees and discussed with the independent auditor its independence from the company and its management. The audit committee considered whether the provision of nonaudit services by the independent auditor is compatible with maintaining the independent auditor's independence and concluded that it is compatible at this time.

The audit committee has also reported to the board of directors its activities, conclusions and recommendations. Specifically, in reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors, and the board has approved, that the audited financial statements be included in the company's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC on March 31, 2003. The audit committee has also recommended to the board of directors, and the board has approved, the reappointment of PricewaterhouseCoopers LLP as the company's independent auditor for the fiscal year ending December 31, 2003.

Respectfully submitted,

AUDIT COMMITTEE

Allan R Tessler, Chairman
Donald P. Greenberg
Carl Spielvogel

Stock Performance Graph

The graph presented below compares annual cumulative total return, assuming dividend reinvestment, for the five year period ended December 31, 2002, on an assumed investment of $100 on December 31, 1997 in our common stock with (i) the Nasdaq Stock Market (U.S.) Index, a broad market index measuring all U.S. companies listed on Nasdaq, (ii) the Nasdaq Financial 100 Index, a peer group index (of which prior to December 10, 2002 we were a part), (iii) the New York Stock Exchange Composite Index measuring all companies listed on the New York Stock Exchange, and (iv) the Dow Jones US Financial Services Index, a peer group index. Stockholder return is measured by dividing (a) the sum of (i) the cumulative amount of dividends (assuming dividend reinvestment) and (ii) the difference between the issuer's share price at the end and at the beginning of the measurement period by (b) the share price at the beginning of the measurement period.

As of December 10, 2002, we ceased trading on the Nasdaq National Market and commenced trading on the New York Stock Exchange. Accordingly, we include comparative total return data with respect to both the Nasdaq Stock Market and the New York Stock Exchange.

COMPARISON OF CUMULATIVE TOTAL RETURNS



	Cumulative Total Return					
	12/97	12/98	12/99	12/00	12/01	12/02
Interactive Data Corporation	100.00	317.78	146.67	62.22	290.33	282.32
Nasdaq Stock Market (U.S.)	100.00	140.99	261.48	157.77	125.16	86.53
NYSE Composite	100.00	115.42	130.63	131.44	124.44	102.02
Dow Jones US Financial Services	100.00	108.98	111.60	138.23	130.26	105.89
Nasdaq Financial 100	100.00	104.09	103.05	114.08	102.57	100.01

Related Party Transactions

We and Pearson are party to a Management Services Agreement that became effective as of February 29, 2000. This agreement governs the provision of services by either company to the other and renews annually. The independent committee of our board of directors, which consists of three directors, none of whom are employees of Pearson, approved the Management Services Agreement on our behalf. Pursuant to the agreement, Pearson and certain of its subsidiaries provide various services to us and we provide certain services to Pearson. The services provided by Pearson afford us an administrative convenience and we believe that the terms of these services are more favorable to us than if we had negotiated similar arrangements with non-affiliated third parties. If Pearson's services to us were to be terminated, we would be required to seek equivalent services in the open market at potentially increased costs. In addition, we would lose the efficiencies of working in concert with Pearson, and would bear the entire cost of administering such services, resulting in increased demand on our administrative resources. The services provided by Pearson to us include administering the 401(k), employee health benefit plans and insurance plans in the United States and the United Kingdom and billing, accounts payable, accounts receivable, computer and accounting system support, financial accounting, tax and payroll services related to certain of our subsidiaries, primarily in the United Kingdom. The services provided by us to Pearson include information technology and property services. A majority of the charges for services to and from Pearson and its affiliates are at cost. Certain of our directors are employees of Pearson. The Management Services Agreement is amended from time to time by mutual agreement to address changes in the terms or types of services provided. Any such amendments are submitted to the independent committee for approval. In fiscal year 2002, we incurred a net income of $79,042 for services provided for pursuant to the Management Services Agreement.

On March 7, 2001, Pearson's Financial Times Group entered into a trademark license agreement with us authorizing us to use the "FT" and "Financial Times" trademarks and logos in our business. The license grants us the right to use the FT and Financial Times brands for a five-year period for one British Pound with an automatic annual renewal thereafter, unless terminated. The license is subject to quality control standards, restrictions on sublicensing the trademarks to third parties and certain other restrictions. The agreement was approved by the independent committee of our board of directors on our behalf.

In January 2001, we sold our 34.4% equity interest in MarketWatch.com, Inc. ("MarketWatch") to Pearson for aggregate proceeds of approximately $26.9 million. We distributed the net proceeds to our common stockholders in the form of a dividend. Our former directors Messrs. Stephen Hill and Giles Spackman were members of both our board of directors and the board of directors of MarketWatch at the time of this transaction. They were also employees of Pearson at such time. We provide services to MarketWatch in the ordinary course of business.

PROPOSAL TO RATIFY THE APPOINTMENT OF AUDITOR

Our audit committee has recommended, and our board of directors has selected, the firm of PricewaterhouseCoopers LLP, independent public accountants, to audit our financial statements for the fiscal year ending December 31, 2003. PricewaterhouseCoopers LLP has acted as our independent auditor since fiscal year 1995. Representatives of PricewaterhouseCoopers LLP, the auditor of our 2002 financial statements, are expected to be present at this annual meeting with the opportunity to make a statement, if they so desire, and they are expected to be available to respond to appropriate questions.

Audit Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of our annual financial statements for the fiscal year ending December 31, 2002 and the reviews of the financial statements included in our Forms 10-Q were $372,000.

Financial Information Systems Design and Implementation Fees. There were no fees billed to us by PricewaterhouseCoopers LLP for financial information systems design and implementation for the fiscal year ending December 31, 2002.

All Other Fees. Other fees paid to PricewaterhouseCoopers LLP for tax services, employee benefit advisory services and non-financial statement audit services such as due diligence procedures associated with mergers and acquisitions were $893,170. A breakdown of other fees by category is as follows:

Tax services	$589,315
Due diligence services	$100,000
International stock option compliance services	$100,855
Statutory audits (UK, Asia)	$ 64,000
Other	$ 39,000
Total	$893,170

The audit committee has reviewed the fees paid to the independent auditor as part of its review of the independent auditor's independence.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT AUDITOR.

STOCKHOLDER NOMINATION OF DIRECTORS

Nominations, other than those made by our board of directors, must be in writing and delivered to our corporate secretary at our principal executive offices at 22 Crosby Drive, Bedford, Massachusetts, 01730 no later than 10 days after the date on which notice of the annual meeting is first given to the stockholders, or 60 days prior to the annual meeting, whichever is later. Such nominations must include the information regarding the person advancing the nomination as well as information about the nominee as required by our by-laws. Nominations not made according to these procedures will be disregarded.

STOCKHOLDER PROPOSALS FOR THE 2004 ANNUAL MEETING OF STOCKHOLDERS

A stockholder who intends to present a proposal at the 2004 annual meeting of stockholders for inclusion in our proxy materials relating to that meeting must submit the proposal by December 18, 2003. In order for the proposal to be included in the proxy statement, the stockholder submitting the proposal must meet certain eligibility standards and comply with the requirements as to form and substance established by applicable laws and regulations. The proposal must be mailed to Interactive Data Corporation, 22 Crosby Drive, Bedford, Massachusetts, 01730, and should be directed to the attention of the General Counsel.

A stockholder who intends to present a proposal at the 2004 annual meeting of stockholders and who intends to conduct his or her own proxy solicitation must submit the proposal to us no later than 10 days after the date on which notice of the 2004 annual meeting is first given to the stockholders, or 60 days prior to the 2004 annual meeting, whichever is later. Such proposal must include the information regarding the person advancing the proposal as well as information about the proposal as required by our by-laws. Proposals not made according to these procedures will be disregarded.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that unless shareholders give contrary instructions only one copy of our proxy statement or annual report may be sent to multiple shareholders in each household. We will promptly deliver a separate copy of either document to you if you call or write to us at the following address or telephone number: Corporate Secretary, Interactive Data Corporation, 22 Crosby Drive, Bedford, Massachusetts, 01730, telephone (781) 687-8800.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxy cards returned to the company will be voted in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

By order of the Board of Directors.

Andrea H. Loew
Corporate Secretary

April 16, 2003

AMENDED AND RESTATED
AUDIT COMMITTEE CHARTER FOR
INTERACTIVE DATA CORPORATION (THE "COMPANY")

PURPOSE AND POWERS

The primary purpose of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its responsibility to oversee management's conduct and the reliability and integrity of the Company's financial reporting process, including the review of financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof, the Company's systems of internal accounting and financial controls, and the annual independent audit of the Company's financial statements and the Company's legal compliance and ethics programs as established by the Company's management and the Board.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts for this purpose.

The outside auditor is ultimately accountable to the Committee, as representatives of the stockholders. The Committee shall be directly responsible for the appointment, compensation and oversight of the outside auditors (including the resolution of disagreements between management and the outside auditors regarding financial reporting).

MEMBERSHIP

The Committee shall be comprised of not less than three members of the Board, selected annually by the Board. The Committee's composition will meet the independence, experience and other requirements of the Audit Committee Policy of the New York Stock Exchange.

Accordingly, all of the members will be directors:

    1. who have no relationship to the Company that may interfere with the exercise of their independence from management and the Company; and

    2. who are financially literate within a reasonable period of time after appointment to the Committee.

In addition, at least one member of the Committee will have accounting or related financial management expertise.

DUTIES

The Committee's job is one of oversight and it is recognized that the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. It is not the duty of the Committee to assure compliance with applicable laws and regulations. Additionally, the Committee recognizes that financial management, as well as the outside auditors, have more time, knowledge and more detailed information on the Company than do Committee members; consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditors work. The Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee.

The following functions shall be the common recurring activities of the Committee in carrying out its oversight function. These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

- Consider and approve, if appropriate, major changes to the Company's accounting principles, critical accounting estimates and practices proposed by management. Discuss with the independent accountants any significant changes in auditing standards or their audit scope.

- Periodically discuss with management and the outside auditors major financial risk exposures and the quality of accounting policies and adequacy of the Company's internal controls and financial reporting.

- Review and reassess the adequacy of this charter on an annual basis and recommend any proposed changes to the Board for approval.

- Meet with the independent auditors prior to the audit to review the planning and staffing of the audit.

- Obtain from the independent auditors assurance that they will inform the Company's management concerning any information that comes to their attention indicating that an illegal act has or may have occurred that could have a material affect on the Company's financial statements.

- Review with the independent auditors any problems or difficulties the independent auditors may have encountered, any management letter provided by the independent auditors and the Company's response to that letter. Such review should include any difficulties encountered in the course of the audit work, including any restrictions on the scope of the activities or access to required information.

- Review with management and the outside auditors the audited financial statements to be included in the Company's Annual Report on Form 10-K (or the Annual Report to Shareholders if distributed prior to the filing of Form 10-K) and review and consider with the outside auditors the matters required to be discussed by Statement of Auditing Standards ("SAS") No. 61 as amended.

- Request from the outside auditors annually, a formal written statement delineating all relationships between the auditor and the Company consistent with Independence Standards Board Standard Number 1, discuss with the outside auditors any such disclosed relationships and their impact on the outside auditor's independence, and take appropriate action in response to the outside auditors' report to satisfy itself of the outside auditors' independence.

- Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

- As a whole, or through the Committee chair, review with the outside auditors, prior to filing with the Securities and Exchange Commission, the Company's interim financial results to be included in the Company's quarterly report to be filed with the Securities and Exchange Commission and the matters required to be discussed by SAS No. 61 as amended; this review will occur prior to the Company's filing of the Form 10-Q.

- Meet with the Company's chief executive officer and chief financial officer prior to the Company's filing of each Form 10-K and Form 10-Q to discuss:

  - all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

  - any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

- Possess the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the outside auditors and to approve the fees to be paid to the outside auditors.

- Review and, if deemed appropriate by the Committee, pre-approve all services to be provided by the outside auditors, whether or not related to the auditing of the Company.

- Review with the Company's counsel, any legal matter that could have a significant impact on the Company's financial statements.

- Report through its Chairperson to the Board following meetings of the Committee.

- Maintain minutes or other records of meetings and activities of the Committee.